Exhibit 4.6

THIS AGREEMENT is made the 7th of September 2018

Between:

Enlivex Therapeutics, Ltd., a company organized under the laws of Israel, corporate number 51373620, whose address is at Kiriat Hadassa P.O.B 1267 Jerusalem Israel 91129 (the “Employer”);

and

A.S. Novik Ltd., a company organized under the laws of Israel, corporate number 513439273, whose address is 30 Anni Maamin Street Ramat Hasharon Israel 47212 (the “Consultant”).

WHEREAS, the Employer has engaged Shai Novik (the “Named Provider”), an employee of the Consultant, as the Executive Chairman of the Employer since 12.2.2014; and

WHEREAS, Employer wishes to continue the engagement the services of the Named Provider and Consultant upon the terms and subject to the conditions specified herein; and

WHEREAS, Consultant wishes to accept such engagement with Employer upon the terms and subject to the conditions specified herein.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1.  Position and Duties. Employer hereby extends the engagement of the Consultant’s Named Provider as the Executive Chairman. Nothing herein shall preclude Consultant or Named Provider from engaging in other business professions or occupations for compensation or otherwise or from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided further, that, in each case, and in the aggregate, such activities do not conflict or interfere with the performance of Consultant’s duties hereunder. Consultant’s duties and authority shall consist of and include all duties and authority customarily performed and held by persons holding equivalent positions with business organizations similar in nature and size to Employer, as such duties and authority are reasonably defined, modified and delegated from time to time by the Board. Consultant shall have the powers necessary to perform the duties assigned to him.

Section 2.  Term and Automatic Extension. Consultant’s engagement hereunder shall be for a term of two years (the “Term”) commencing on the Effective Date. The Term shall automatically extend for additional one-year periods (the “Automatic Extension”), unless either party provides written notice to the other not less than 180 days prior to expiration of the Term.

Section 3.  Compensation. As compensation for the services to be provided by Consultant hereunder, Consultant shall receive the following compensation, expense reimbursement and other benefits:

(a)  Base Retainer. Consultant shall receive an aggregate annual minimum base retainer at the rate of One Hundred and fifty Thousand Dollars ($150,000) payable in equal monthly installments of $12,500 (“Base Retainer”). Payments of Base Retainer shall be made in NIS, calculated using the exchange rate of the date of payment. The Base Retainer shall be subject to review annually commencing on Jan 1, 2019, and shall be maintained or increased during the term hereof as the Board may determine from time to time. Upon (i) the closing of an initial public offering of ordinary shares of Employer; (ii) the closing of a transaction pursuant to which the Employer merges with or into a direct or indirect subsidiary of a public company; or (iii) the Employer becomes a Section 15(d) or Section 12(g) filer under the U.S. SEC regulations (each of (i), (ii) and (iii), a “Public Event”) the Base Retainer shall be Three Hundred and Fifty- Thousand Dollars ($350,000) payable in equal monthly installments of $29,166, in the case the company had over USD $20 million cash and cash equivalents available upon the closing of the Public Event and a simultaneous financing In the case the Company had less than USD $20 million cash and cash equivalents balance available upon the closing of the Public Event and a simultaneous financing, the Base Retainer shall be Two Hundred and Fifty- Thousand Dollars ($250,000) payable in equal monthly installments of $20,833, and the Base Retainer shall be Three Hundred and Fifty- Thousand Dollars ($350,000) payable in equal monthly installments of $29,166 starting upon a USD $20 million cash and cash equivalents balance available to the Company.

(b)  Performance Bonus. Consultant shall be eligible to receive an annual cash bonus up 100% of Base Salary, as determined by the Board, payable within 30 days after the end of the fiscal year of Employer, which shall be based upon performance criteria established by the Board (“Performance Bonus”). The minimum guaranteed Performance Bonus for the first two fiscal years after a Public Event shall be 50% of the annual Base Retainer.

(c)  Public Bonus. Consultant shall receive a one-time bonus of Two Hundred and Fifty Thousand Dollars ($250,000) (the “Public Bonus”), upon the closing of a Public Event and a simultaneous financing resulting in total cash and cash equivalents balance of the Employer greater than $20 million..

(d)  Reimbursement of Expenses. Consultant shall be reimbursed a fixed monthly amount of $3,000 for reimbursement of expenses associated with the performance of the duties. In addition, Consultant shall be reimbursed for all travel, entertainment and other out-of-pocket expenses reasonably and necessarily incurred by Consultant in the performance of his duties hereunder. Submission of appropriate vouchers and supporting documentation shall be required for any out-of-pocket expense greater than $500.

(e)  Option Grants. As the Employer deems the Named Provider crucial to fulfillment of the duties hereunder, and to ensure Named Provider’s incentive to remain in its position during the term serving as the Executive Chairman, option awards have been granted and registered on the name of the Named Provider, and any future grant will be granted and registered on the name of the Named Provider.

Section 4.  Termination.

(a)  Voluntary Termination by Consultant or Expiration of Term. If Consultant voluntarily terminates his engagement under this Agreement, other than for Good Reason (as defined below), or upon the natural expiration of the Term (after any Automatic Extensions), then Employer shall only be required to pay Consultant such Base Retainer and unpaid expenses as shall have accrued through the effective date of such termination, and Employer shall not be obligated to pay any Performance Bonus for the then current fiscal year of Employer, or have any further obligations to Consultant. Consultant shall provide Employer a 30-day notice prior to such voluntary termination. If the Term expires, then Employer shall only be required to pay Consultant such Base Retainer and unpaid expenses as shall have accrued through the effective date of such termination, plus Employer shall be obligated to pay any Performance Bonus (as determined be Section 3 above) for the then current fiscal year of Employer.

(b)  Premature Termination by Employer. In the event of the termination of this Agreement by Employer prior to the last day of the Term (as the same may be extended pursuant to Section 1) for any reason other than a termination in accordance with the provisions of Section 4(c) (Termination for Cause), then Employer shall continue to pay Consultant Base Retainer for the twelve-month period following the effective date of termination (payable in monthly installments), plus Employer shall pay to Consultant, within ten (10) days after the effective date of termination, an amount equal to the value of accrued unpaid expenses accrued at the effective date of termination, and last fiscal year’s Performance Bonus, if any. Employer shall provide Consultant with 180 days prior written notice of such premature termination, provided that such payments will not exceed the end of the Term of this Agreement

(c)  Termination for Cause. This Agreement may be terminated for cause as hereinafter defined. “Cause” shall mean: (i) Death of Consultant’s Named Provider; (ii) Named Provider’s “Permanent Disability”, which shall mean Consultant’s inability, as a result of physical or mental incapacity of the Named Provider, substantially to perform the duties hereunder for a period of three consecutive months; (iii) a material violation by Consultant of any applicable material law or regulation respecting the business of Employer; (iv) Consultant being found guilty of a felony or an act of dishonesty in connection with the performance of his duties as an officer of Employer, or which disqualifies Consultant from serving as an officer or director of Employer; (v) the willful or negligent failure of Consultant to perform his duties hereunder in any material respect after receipt of written notice from the Board and a reasonable opportunity to cure; (vi) the willful or negligent failure of Consultant to obey the reasonable lawful directives of the Board after receipt of written notice from the Board and a reasonable opportunity to cure; and (vii) to the extent permitted by applicable law, the development by Consultant of any drug, alcohol or other substance abuse problems, or the commission of a crime involving moral turpitude. Upon a termination of Consultant’s employment with Employer for Cause, Consultant shall be entitled to receive from Employer only such payments as are due and owing to Consultant as of the effective date of such termination. Employer shall provide Consultant with five days prior written notice of termination with Cause. For the avoidance of doubt, no Performance Bonus shall be payable for the fiscal year in which Employee is terminated for Cause.

(d)  Payments Upon Death. Upon the death of Consultant’s Named Provider, payment of all accrued but unpaid Base Retainer, plus a one-time payment equal to the annual Base Retainer and the value of any accrued but unpaid as of the date of such death, shall be made to such beneficiary as Consultant’s Named Provider may designate in writing, or failing such designation, to the executor of his estate, in full settlement and satisfaction of all claims and demands on behalf of Consultant’s Named Provider. Such payments shall be in full settlement and satisfaction of all claims and demands on behalf of Consultant under this Agreement.

(e)  Payments Upon Permanent Disability. Consultant shall be entitled to the compensation and benefits provided for under this Agreement for any period during the Term and prior to the establishment of Consultant’s Permanent Disability during which Consultant ’s Named Provider is unable to work due to a physical or mental infirmity. Notwithstanding anything contained in this Agreement to the contrary, until the date specified in a notice of termination relating to Consultant’s Permanent Disability, Consultant shall be entitled to return to his position with Employer as set forth in this Agreement in which event no Permanent Disability of Consultant will be deemed to have occurred. Upon the establishment of Consultant’s Permanent Disability, payment of all accrued but unpaid Base Retainer, the value of any accrued but unpaid expenses, plus a one-time payment equal to three times the annual Base Retainer and shall be made to Consultant or his representative. Such payments shall be in full settlement and satisfaction of all claims and demands on behalf of Consultant under this Agreement.

(f)   Other Termination Payments

(i) All non-vested stock options held by Consultant or Named Provider shall immediately vest and shall be exercisable upon:

A. Consultant terminates his engagement under this Agreement for Good Reason (as defined below) by a written notice to that effect delivered to the Board within 12 months after the occurrence of the Good Reason event, or

B. Consultant is terminated by Employer (other than for Cause).

(ii) If (A) Consultant provides written notice to Employer of the occurrence of Good Reason (as defined below) within a reasonable time after Consultant has knowledge of the circumstances constituting Good Reason, which notice specifically identifies the circumstances which Consultant believes constitute Good Reason; (B) Employer fails to notify Consultant of Employer’s intended method of correction within 30 days after receipt of the notice, or fails to commence appropriate action to correct the circumstances within 30 days after receipt of such notice; and (C) Consultant resigns within ten business days after receiving Employer’s response, if such response does not indicate an intention to correct such circumstances, or within ten business days following the end of Employer’s 30-day cure period if Employer had failed to commence appropriate action to correct the circumstances; then Consultant shall be considered to have terminated for Good Reason. For purposes of this Agreement, “Good Reason” shall mean, without Consultant’s express written consent (and except in consequence of a prior termination of Consultant’s employment), the occurrence of any of the following circumstances

A. the assignment to Consultant, without Consultant’s written consent, of any duties materially inconsistent with Consultant’s positions, duties, responsibilities and status with Employer, or a change in Consultant’s reporting responsibilities, titles or offices or any plan, act, scheme or design to constructively terminate Consultant, except in connection with the termination by Employer for Cause or Permanent Disability or as a result of Consultant’s death or voluntary resignation;

B. a reduction in Consultant’s Base Retainer;

Section 5.  No Employment Relationship Created. The relationship between the Employer and Consultant shall be that of client and independent contractor. The Employer shall not assume, and specifically disclaims, any obligations of an employer to an employee which may exist under applicable law. The Consultant shall be treated as an independent contractor for all purposes of federal, state and local income taxes and payroll taxes. The Consultant shall be responsible for payment of all taxes, including federal, state and local taxes, arising out of the Consultant’s activities in accordance with this Agreement, including by way of illustration, but not limitation, federal and state personal income tax and social security tax, all as may be required by applicable law or regulation. The Consultant shall have the full authority to select the means, manner and method of performing the services to be performed under this Agreement. The Consultant shall not be considered by reason of the provisions of this Agreement or otherwise as being an employee of the Employer. The Consultant shall not be eligible to participate in any employee benefit plans offered by the Company or any of its subsidiaries to their respective employees.

Section 6.  Successors and Assigns. This Agreement will inure to the benefit of and be binding upon the Consultant, the Consultant’s legal representatives and testate or intestate distributees, and the Employer, and its successors and assigns, including, in the case of the Employer, any successor by merger or consolidation or a statutory receiver or any other person or firm or corporation to which all or substantially all of the respective assets and business of the Employer may be sold or otherwise transferred. The Consultant may not assign any of his rights under this Agreement without the prior written consent of the Employer. Except as expressly provided herein, nothing in this Agreement shall be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

Section 7.  Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

Section 8.  Modification. This Agreement may only be amended by a written agreement executed by both parties.

Section 9.  Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested) or mailed by certified mail with first class postage prepaid or certified email (return receipt requested):

(a)	if to the Employer, to:

Enlivex Therapeutics, Ltd.
Kiriat Hadassa P.O.B 1267
Jerusalem Israel 91129
Attention: CEO

(b)	if to Consultant, to:

A.S. Novik Ltd.
30 Anni-Maamin Street
Ramat Hasharon
Israel 47212

Section 10. Entire Agreement. This Agreement and any documents executed by the parties pursuant to this Agreement and referred to herein constitute a complete and exclusive statement of the entire understanding and agreement of the parties hereto with respect to their subject matter and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Without limiting the generality of the foregoing, if the scope of any provision contained in this Agreement is too broad to permit enforcement to its full extent, but may be made enforceable by limitations thereon, such provision shall be enforced to the maximum extent permitted by law, and the Consultant hereby agrees that such scope may be judicially modified accordingly.

Section 12. Counterparts. This Agreement and any amendments hereto may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed, all as of the day and year first above written.

ENLIVEX THERAPEUTICS, LTD.		A.S. NOVIK LTD.

/s/ Eyal Fima
By:	Eyal Fima	By:	/s/ Shai Novik
Its:	Chief Executive Officer	By:	Shai Novik

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